FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 31, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM  ISRAEL LTD. ANNOUNCES COMPLETION OF COMPANY'S
INVESTMENT TRANSACTION IN IBC AND SALE OF RESIDENTIAL
FIBER-OPTIC TRANSACTION TO IBC

Netanya, Israel – July 31, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's previous reports regarding a possible indirect co-investment of the Company and the Israel Infrastructure Fund, or IIF, in IBC Israel Broadband Company (2013) Ltd., or IBC, and a possible sale of the Company's independent fiber-optic infrastructure in residential areas to IBC, both transactions were completed.

•	The Company paid the sum of appx. NIS 55 million (out of appx. NIS 110 million), for its indirect stake in IBC, the majority of which shall be indirectly provided as shareholder loan to IBC.
•
The Company received the sum of appx. NIS 180 million for its independent fiber-optic infrastructure in residential areas (representing independent fiber-optic infrastructure deployed until the closing), which was financed entirely through shareholder loans indirectly provided to IBC by the Company and IIF, each in the amount of appx. NIS 90 million. Additional consideration shall be paid for additional future deployment to be carried out by the Company.

•	As a result, the Company's net cash increased by appx. NIS 35 million.

For additional details see the Company's annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2018 under Item 4. "Information on the Company - A. History and Development of the Company – Fixed-line Infrastructure – Investment in IBC".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.853 million cellular subscribers (as at March 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: July 31, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary